UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

THE RETIREMENT AND SAVINGS PLAN FOR

AMGEN MANUFACTURING, LIMITED

State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777

(Full title and address of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California	91320-1799
(Address of principal executive offices)	(Zip Code)

The Retirement and Savings Plan for

Amgen Manufacturing, Limited

Financial Statements

and Supplemental Schedule

Years ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Amgen Manufacturing, Limited, as Named Fiduciary, and the Plan Participants of The Retirement and Savings Plan for Amgen

    Manufacturing, Limited

We have audited the accompanying Statements of Net Assets Available for Benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2007 and 2006, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Juan, Puerto Rico

June 25, 2008

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments at fair value	$93,672,491	$79,206,671

Net assets available for benefits	$93,672,491	$79,206,671

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2007	2006
Additions to net assets:
Employer contributions	$11,817,409	$9,527,306
Participant contributions	8,822,098	7,761,621
Rollover contributions	470,205	2,488,967
Net realized/unrealized (losses) gains	(3,767,925)	1,247,211
Interest and dividend income	709,758	359,473

Total additions	18,051,545	21,384,578

Deductions from net assets:
Benefits paid	3,585,725	2,940,983

Total deductions	3,585,725	2,940,983

Net increase	14,465,820	18,443,595

Net assets available for benefits at beginning of year	79,206,671	60,763,076

Net assets available for benefits at end of year	$93,672,491	$79,206,671

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 2002, restated effective January 1, 2006 and further amended December 4, 2006 and December 11, 2007, as a defined contribution plan covering substantially all domestic employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan, as amended, is intended to qualify under sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended (the PR Code) (see Note 4 – “Income Tax Status”) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 10% of their eligible pre-tax annual compensation (as defined in the Plan) up to a maximum contribution of $8,000. Effective January 1, 2006, unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan. Participants may elect to adjust, cease or resume their contributions at any time.

Participants may also contribute pre-tax and after-tax amounts representing distributions from other defined benefit or defined contribution plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan). Effective March 1, 2007, participants who are at least age 50 before the close of the Plan year can also make certain additional contributions, referred to as catch-up contributions, subject to the PR Code and Plan limits ($1,000 per Plan year in 2007).

Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 4% of each participant’s eligible compensation (Core Contribution). In addition, the Company makes a contribution of 100% up to 5% of eligible compensation contributed by the participant (Matching Contribution).

Participants select the fund or funds in which their contributions, including Core Contributions and Matching Contributions (collectively Company Contributions), are to be invested, electing among various alternatives, including up to 50% of their contributions in Amgen Inc. common stock (Amgen stock). Participants may transfer amounts among the investment options at any time, subject to certain limitations of the U.S. Securities and Exchange Commission and certain fund limitations. Notwithstanding the foregoing, if 50% of the value of a participant’s Plan account is invested in Amgen stock, no intrafund exchanges may be made into that fund.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Contributions from participants who had never made an investment election are defaulted into the appropriate Fidelity Freedom Fund for each participant. The determination of the appropriate Fidelity Freedom Fund is based on a participant’s date of birth and estimated year of retirement. At any time following this default fund election, participants may elect to alter their investments among the various alternatives.

Vesting

For Plan years beginning on and after January 1, 2007, participants became and continue to be immediately vested with respect to their individual contributions, allocated Company Contributions and earnings or losses (hereafter referred to as “earnings”) thereon.

For individual contributions and allocated company contributions made prior to January 1, 2007 and related earnings, vesting was dependent on the type of contribution. Prior to January 1, 2007, participants were immediately vested with respect to their individual contributions and earnings thereon and became vested in their allocated Matching Contributions and related earnings at a rate of 25% per year for each of their first four years of service. Generally, participants must be credited with a minimum of 1,000 hours of service within a Plan year (as defined in the Plan) to receive vesting for that year of service. Once a participant completed four years of service, that participant was 100% vested in their allocated Matching Contributions and related earnings. Allocated Core Contributions and related earnings prior to January 1, 2007, became 100% vested upon completion of five years of service, with no partial vesting. Once a participant completed five years of service, that participant was 100% vested in their allocated Core Contributions and earnings thereon.

Company Contributions and earnings thereon become fully vested upon attainment of normal retirement age or disability (as both are defined in the Plan), or death.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company Contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. Forfeited balances of terminated participants’ nonvested accounts can be used to reduce future Company Contributions. At December 31, 2007 and 2006, unallocated forfeited accounts totaled $4,650 and $835,635, respectively.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payments of Benefits

Upon termination of employment due to retirement, including termination due to disability or death, a participant or their named beneficiary may elect to receive an amount equal to the value of their vested account balance in (a) a single sum payment in cash or (b) a single sum distribution paid in a combination of cash and, to the extent a participant invests in Amgen stock, full shares of Amgen stock. The number of shares of Amgen stock to be distributed is based on the quoted market value of the stock on the date the Plan is valued following participant notification.

Subsequent to termination of employment, a participant may also elect to maintain their vested account balance in the Plan, provided that their account balance is greater than $1,000.

Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.

Participant Loans

Subject to Plan approval, participants can generally have outstanding up to two loans at any one time from their Plan account up to a combined maximum amount (as described in the Plan) equal to the lesser of (a) 50% of their vested account balance, or (b) $50,000. Loans made prior to January 1, 2006, bear interest at the average borrowing rates of certain major banks. Loans made on or after January 1, 2006 bear interest at the prime rate plus one percentage point as published in The Wall Street Journal determined as of the last day of the preceding calendar quarter or such other rate as may be required by law. As of December 31, 2007, outstanding participant loans bear interest at rates ranging from 5.5% to 12.7%. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their vested account balances.

Trustee

Effective April 1, 2007, Banco Popular de Puerto Rico became the Plan’s trustee. Prior to April 1, 2007, Banco Santander de Puerto Rico served as the Plan’s trustee.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. Specifically, certain amounts previously reported in the Statement of Changes in Net Assets Available for Benefits for the Plan year ended December 31, 2006 as “Interest and dividend income” are now classified as “Net realized/unrealized (losses) gains.”

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date and expands disclosure about fair value measurements. SFAS 157, as it relates to financial assets and liabilities, is effective for the Plan beginning January 1, 2008. The impact on the Plan’s financial statements is currently being assessed.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Income and Losses

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Investment Valuation

Investments in mutual funds and Amgen stock are valued at current market values on the last business day of the Plan year determined through reference to public market information. Participant loans are valued at their outstanding balances, which approximate fair value.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation (continued)

The Plan invests in the McKinley International Growth Portfolio and Copper Rock Small to Mid Capital Growth Portfolio, which are separately managed exclusively for the benefit of Plan participants. The separately managed portfolios have underlying investments in publicly traded common stocks of domestic and foreign entities traded in U.S. and non-U.S. markets or American Deposit Receipts as directed under the individual investment management agreements. The separately managed portfolios are valued at current market values.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2007	2006
Amgen stock	$17,960,113	$24,657,041
Fidelity Spartan U.S. Equity Index Fund Advantage Class	15,234,740	14,066,608
Fidelity OTC Portfolio	6,767,880	4,271,287
Fidelity Contra Fund	6,545,910	4,130,690

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

3. Investments (continued)

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in fair value as follows:

	December 31,
	2007	2006
Mutual funds	$3,909,543	$4,540,712
Separately managed portfolios	596,130	(6,472)
Amgen stock	(8,273,598)	(3,287,029)

	$(3,767,925)	$1,247,211

4. Income Tax Status

The Plan received a determination letter from the Puerto Rico Treasury Department, dated June 22, 2007 and with an effective date of January 1, 2006, stating that the Plan is qualified, in form, under the PR Code and therefore, the related trust forming a part of the Plan is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the PR Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. If at any time it is determined that the Plan is not qualified and the related trust is not tax exempt, the Company has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the PR Code. Subsequent amendments have been structured and are intended to maintain the Plan’s tax qualified status.

5. Services Provided by the Company

The Company has retained outside service providers to provide certain administrative and record keeping services for the Plan at no cost to the Plan participants. Participants, when applicable, are charged a fee for specific services, such as processing participant loans or for excessive trading. In addition, the Company has paid trustee fees and other related costs on behalf of the Plan.

Supplemental Schedule

The Retirement and Savings Plan for Amgen Manufacturing, Limited

EIN: 98-0210484 Plan: #001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issue	Description of Investment	Current Value
Amgen Inc.*	Common stock 386,738 shares		$17,960,113
Fidelity Spartan U.S. Equity Index Fund Advantage Class*	Mutual fund 293,540 shares		15,234,740
Fidelity OTC Portfolio*	Mutual fund 129,727 shares		6,767,880
Fidelity Contra Fund*	Mutual fund 89,535 shares		6,545,910
McKinley International Growth Portfolio:
Bayer AG	Common stock 1,560 shares	$141,960
Nintendo Co., Ltd.	Common stock 220 shares	130,328
China Moble Ltd.	Common stock 7,200 shares	125,093
Vodafone Group PLC	Common stock 32,550 shares	121,477
Unilever NV	Common stock 3,280 shares	120,389
Nokia Corporation	Common stock 3,050 shares	117,090
Siemens AG	Common stock 740 shares	116,446
QBE Insurance Group Ltd.	Common stock 3,710 shares	108,341
Vinci SA	Common stock 1,330 shares	98,312
Japan Steel Works, Ltd.	Common stock 6,530 shares	96,444
Syngenta AG	Common stock 370 shares	93,721
Teva Pharmaceutical Industries Ltd.	Common stock 1,990 shares	92,495
Diageo PLC	Common stock 4,290 shares	92,053
Sony Corporation	Common stock 1,670 shares	90,681
Akzo Nobel NV	Common stock 1,130 shares	90,355
Research In Motion Ltd.	Common stock 780 shares	88,452
Japan Tobacco Inc.	Common stock 14 shares	83,863
Amec PLC	Common stock 5,000 shares	83,299
Fiat S.p.A.	Common stock 3,090 shares	79,796
Gas Natural SDG, SA	Common stock 1,360 shares	79,431
Fresenius Med Care AG & Co.	Common stock 1,440 shares	77,105
Smith & Nephew PLC	Common stock 6,700 shares	76,943
Mitsubishi Corporation	Common stock 2,700 shares	74,089
Sun Hung Kai Properties Ltd.	Common stock 3,400 shares	72,211
America Movil, SAB	Common stock 1,130 shares	69,371
Iberdrola, SA	Common stock 4,540 shares	68,907
London Stock Exchange Group PLC	Common stock 1,680 shares	66,057
Reliance Inds-Spons GDR 144A	Common stock 440 shares	65,010
Daimler AG	Common stock 670 shares	64,072
AP Moeller - Maersk S/A	Common stock 6 shares	63,882
Sasol Ltd.	Common stock 1,250 shares	61,763
Marfin Poplar Bank	Common stock 4,650 shares	61,755
Rogers Communications Inc.	Common stock 1,350 shares	61,131
BHP Billiton PLC	Common stock 1,980 shares	60,819
Roche Holdling Ag-Genusss	Common stock 350 shares	59,780

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Nestle SA	Common stock 130 shares	59,540
Firstgroup PLC	Common stock 3,650 shares	59,104
IFIL Investments S.p.A.	Common stock 6,130 shares	57,729
Newcrest Mining Ltd.	Common stock 1,970 shares	57,115
Geophysique-Veritas	Common stock 200 shares	56,917
Richemont Company	Common stock 820 shares	56,220
Shire PLC	Common stock 2,410 shares	55,390
Tele2 AB	Common stock 2,650 shares	53,075
China Life Insurance Co., Ltd.	Common stock 9,600 shares	48,960
Cez Group AS	Common stock 650 shares	48,715
Vestas Wind Systems A/S	Common stock 450 shares	48,616
ArcelorMittal SA	Common stock 600 shares	46,426
Yamada Denki Co., Ltd.	Common stock 400 shares	45,806
BAE Sytems PLC	Common stock 4,600 shares	45,515
SGL Group	Common stock 825 shares	44,572
Anglo American PLC	Common stock 728 shares	44,550
SABMiller PLC	Common stock 1,570 shares	44,170
Autonomy Corp PLC	Common stock 2,500 shares	43,909
E.ON AG	Common stock 200 shares	42,636
Ibiden Co., Ltd.	Common stock 600 shares	41,698
Hongkong Land Holdings Ltd.	Common stock 7,000 shares	34,580
Daelim Industrial Co., Ltd.	Common stock 170 shares	32,507
Hong Kong Exchange & Clearing Ltd.	Common stock 1,000 shares	28,370
Eastern Platinum Ltd.	Common stock 9,000 shares	25,998
Lenovo Group Ltd.	Common stock 19,000 shares	17,082
McKinley Short Term Investment Fund*	Money market portfolio	115,418

Total McKinley International Growth Portfolio			4,307,539
Fidelity Freedom 2030 Fund*	Mutual fund 213,633 shares		3,529,211
Neuberger Berman Genesis Fund - Institutional Class	Mutual fund 71,024 shares		3,350,220
Dreyfus Emerging Markets Fund - Class R	Mutual fund 162,517 shares		3,235,714
Fidelity Freedom 2040 Fund*	Mutual fund 299,032 shares		2,909,577
Hotchkis and Wiley Mid-Cap Value Fund - Class I	Mutual fund 140,531 shares		2,879,473
Western Asset Core Plus Bond - Institutional Class	Mutual fund 221,614 shares		2,258,243
Fidelity Short-Term Bond Fund*	Mutual fund 255,217 shares		2,194,866
Vanguard REIT Index Fund	Mutual fund 143,671 shares		1,939,553
Fidelity Freedom 2020 Fund*	Mutual fund 116,242 shares		1,837,789
Morgan Stanley - International Equity Portfolio- Class A	Mutual fund 88,485 shares		1,674,142
Fidelity Equity-Income Fund*	Mutual fund 30,070 shares		1,658,639
American Funds Growth Fund of America - R5 Class	Mutual fund 39,049 shares		1,327,681
Copper Rock Small to Mid Capital Growth Portfolio:
FTI Consulting, Inc.	Common stock 657 shares	40,497
Gamestop Corp,. CL A	Common stock 460 shares	28,571

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
IShares TR Russell 2000 Growth Index	Common stock 330 shares	27,641
Itron, Inc.	Common stock 280 shares	26,872
MF Global Ltd.	Common stock 845 shares	26,592
Psychiatric Solutions, Inc.	Common stock 685 shares	22,263
Activision, Inc.	Common stock 690 shares	20,493
Strayer Education, Inc.	Common stock 120 shares	20,470
Lifecell Corporation	Common stock 440 shares	18,968
DealerTrack Holdings, Inc.	Common stock 560 shares	18,743
Itron Inc.	Common stock 341 shares	18,039
Huron Consulting Group Inc.	Common stock 223 shares	17,980
Shire Ltd.	Common stock 250 shares	17,238
Illumina, Inc.	Common stock 290 shares	17,185
Chicago Bridge & Iron Company N.V.	Common stock 280 shares	16,923
SBA Communications Corp CL A	Common stock 500 shares	16,920
Dresser-Rand Group, Inc.	Common stock 425 shares	16,596
Alexion Pharmaceuticals, Inc.	Common stock 210 shares	15,756
Amag Pharmaceuticals, Inc.	Common stock 250 shares	15,032
Priceline.com Inc.	Common stock 130 shares	14,932
ATP Oil & Gas Corp	Common stock 290 shares	14,657
Arena Resources, Inc.	Common stock 344 shares	14,348
Nuance Communications, Inc.	Common stock 760 shares	14,197
Advisory Board Co.	Common stock 210 shares	13,480
New Oriental Education &Technology Group	Common stock 160 shares	12,894
VistaPrint Ltd.	Common stock 300 shares	12,855
SandRidge Energy, Inc.	Common stock 350 shares	12,551
FCStone Group, Inc.	Common stock 272 shares	12,520
Quanta Services, Inc.	Common stock 469 shares	12,307
NYMEX Holdings, Inc.	Common stock 90 shares	12,025
Capella Education Co.	Common stock 183 shares	11,979
Spirit Aeorsystems Holdings Inc. Cl A	Common stock 340 shares	11,730
GFI Group Inc.	Common stock 120 shares	11,486
ITT Educational Services Inc.	Common stock 130 shares	11,085
GSI Commerce Inc.	Common stock 545 shares	10,628
AAR Corp	Common stock 275 shares	10,458
Pinnacle Entertainment, Inc.	Common stock 438 shares	10,319
Triumph Group, Inc.	Common stock 125 shares	10,294
Riverbed Technology, Inc.	Common stock 382 shares	10,215
Blue Nile, Inc.	Common stock 150 shares	10,209
Ultimate Software Group Inc.	Common stock 320 shares	10,070
Aruba Networks, Inc.	Common stock 657 shares	9,796
Intuitive Surgical, Inc.	Common stock 30 shares	9,735
National CineMedia, LLC.	Common stock 385 shares	9,706

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Parallel Petroleum Corporation	Common stock 550 shares	9,697
Focus Media Holding Ltd.	Common stock 170 shares	9,658
Cal Dive International, Inc.	Common stock 724 shares	9,586
Ladish Co., Inc.	Common stock 215 shares	9,286
Aegean Marine Petroleum Network Inc.	Common stock 240 shares	9,214
Taser International, Inc.	Common stock 640 shares	9,210
Equinix, Inc.	Common stock 90 shares	9,096
Theravance, Inc.	Common stock 460 shares	8,970
Time Warner Telecom Inc. CL A	Common stock 410 shares	8,319
Urban Outfitters, Inc.	Common stock 300 shares	8,178
Gymboree Corporation	Common stock 260 shares	7,920
Syntel, Inc.	Common stock 200 shares	7,704
Conceptus, Inc.	Common stock 398 shares	7,658
Omniture, Inc.	Common stock 225 shares	7,490
Commvault Systems, Inc.	Common stock 340 shares	7,201
Cbeyond, Inc.	Common stock 181 shares	7,057
Synopsys, Inc.	Common stock 240 shares	6,223
Chipotle Mexican Grill, Inc.	Common stock 50 shares	6,153
Tessera Technologies, Inc.	Common stock 143 shares	5,949
Anadigics, Inc.	Common stock 495 shares	5,727
Cogo Group, Inc.	Common stock 350 shares	5,639
Giant Interactive Group, Inc.	Common stock 430 shares	5,581
Airmedia Group Inc.	Common stock 234 shares	5,237
Cavium Networks, Inc.	Common stock 220 shares	5,064
Atheros Communications, Inc.	Common stock 160 shares	4,886
Guess?, Inc.	Common stock 120 shares	4,547
Affiliated Managers Group, Inc.	Common stock 35 shares	4,111
Copper Rock Short Term Investment Fund*	Money market portfolio	27,146

Total Copper Rock Small to Mid Capital Growth Portfolio			919,762
Pimco High Yield Fund - Institutional Class	Mutual fund 94,228 shares		898,937
Fidelity Freedom 2010 Fund*	Mutual fund 47,238 shares		700,070
Fidelity Managed Income Portfolio II - Class 1*	Mutual fund 364,352 shares		364,352
Fidelity Freedom Income Fund*	Mutual fund 28,291 shares		323,930
Fidelity Freedom 2050 Fund*	Mutual fund 25,700 shares		293,755
Fidelity Freedom 2000 Fund*	Mutual fund 6,903 shares		85,392
Fidelity Retirement Money Market Portfolio*	Money market portfolio		3,210,755
Participant loans*	Interest rates 5.5% to 12.7%		7,264,248

			$93,672,491

*	Indicates party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
(Name of Plan)

Date: June 27, 2008	By:	/S/ ROBERT A. BRADWAY
Robert A. Bradway
Executive Vice President and Chief Financial Officer
Amgen Manufacturing, Limited

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Index to Exhibit

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1